UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone: +86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

September 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	This Amendment No. 2 to statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 as amended by amendments thereto (the “Original Schedule 13D,” and, together with this Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of AirMedia Group Inc., a Cayman Islands Company.

Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109	Page 2 of 13 Pages

1	Names of reporting persons Herman Man Guo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,505,980 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 19,505,980 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 19,505,980 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 16.00%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 3 of 13 Pages

1	Names of reporting persons Wealthy Environment Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,505,980 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 17,505,980 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,505,980 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 14.60%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 4 of 13 Pages

1	Names of reporting persons Dan Shao
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,584,214 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 20,584,214 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 20,584,214 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 17.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 5 of 13 Pages

1	Names of reporting persons Global Earning Pacific Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,000,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 20,000,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 20,000,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 16.67%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 6 of 13 Pages

1	Names of reporting persons Qing Xu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,600,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 2,600,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,600,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 2.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 7 of 13 Pages

1	Names of reporting persons Mambo Fiesta Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,000,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 2,000,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,000,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.67%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 8 of 13 Pages

Item 1. Security and Issuer.

This Amendment No. 2 relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirMedia Group Inc., a Cayman Islands Company (the “Company”) whose principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares (the “ADSs” and each an “ADS”), each representing two Shares of the Company, are listed on the NASDAQ Global Select Market under the symbol “AMCN.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit F and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$6.00 in cash per ADS (each representing two Shares) or US$3.00 in cash per Share, in connection with the Merger, approximately US$270 million will be expended in acquiring approximately 80 million outstanding Shares (calculated based on the number of Shares outstanding as of March 31, 2015) owned by shareholders of the Company other than the Reporting Persons and paying for approximately 12 million Shares issuable upon the acceleration of outstanding awards granted under the Company’s incentive share plans. Pursuant to the Debt Commitment Letter (as defined below), the Merger will be financed with debt financing from the Financing Bank (as defined below).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On September 29, 2015, (i) AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, entered into a merger agreement (the “Merger Agreement”).

CUSIP No. 009411109	Page 9 of 13 Pages

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$3.00 per Share, or US$6.00 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons, and its ADSs will no longer be listed on the Nasdaq Global Select Market.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Parent, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited and Mambo Fiesta Limited (together, the “Rollover Shareholders”) entered into a rollover agreement (the “Rollover Agreement”) with Parent, pursuant to which each of the Rollover Shareholders agreed that, in connection with the consummation of the transactions contemplated by the Merger Agreement, he, she or it agrees to the cancellation of a certain number of Shares beneficially owned by such Rollover Shareholder (including Shares represented by ADSs, the “Rollover Shares”) for no consideration at the effective time of the Merger and to subscribe, or cause his, her or its affiliate to subscribe, for a corresponding number of newly issued ordinary shares of Parent, par value US$0.0001 per share, in accordance with the terms of the Rollover Agreement. The Rollover Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement and the Rollover Agreement, Parent, Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu, Mambo Fiesta Limited and Bison Capital Media Limited (together, the “Voting Shareholders”) also entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders undertook to vote or cause to be voted (including by proxy or written resolution, if applicable) all of its Securities (as defined in the Voting Agreement) for authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against, among other matters, any competing transaction, at any meeting of the Issuer’s shareholders or in connection with any written resolution of the Issuer’s shareholders. Also pursuant to the Voting Agreement, each Shareholder appointed Parent, and any designee of Parent, as its proxy and attorney-in-fact, with full power of substitution, to vote or cause to be voted (including by proxy or written resolution, if applicable) its Securities as set forth in Part II of Schedule A to the Voting Agreement (the “Voting Securities”) in accordance with the foregoing. Each Voting Shareholder further agreed, during the term of the Voting Agreement, not to sell, transfer, pledge, or otherwise dispose of any Voting Securities. The obligations under the Voting Agreement terminate upon the earlier to occur of (a) the closing of the Merger or (b) the date of termination of the Merger Agreement.

CUSIP No. 009411109	Page 10 of 13 Pages

Debt Commitment Letter

On September 29, 2015, China Merchants Bank Co., Ltd., New York Branch (the “Financing Bank”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Parent and Merger Sub, pursuant to which the Financing Bank agreed to arrange and underwrite debt financing in an aggregate amount of up to US$280 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Mr. Guo, Wealthy Environment Limited, Ms. Shao and Global Earning Pacific Limited (together the “Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which the Guarantors guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A thereto (for each such Guarantor, the “Guaranteed Percentage”) of the obligations of Parent or Merger Sub, to pay the Company (a) the Parent Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.06(b) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the costs, expenses and interests payable pursuant to Section 6.14(c) and Section 8.06(c) of the Merger Agreement (the “Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due. In addition, the Guarantors agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Company in connection with enforcement of its rights thereunder pursuant to Section 1(a) of the Limited Guarantee. The Guarantors’ aggregate liability under the Limited Guarantee will not exceed US$6 million.

The Limited Guarantee will terminate as of the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement for which a Parent Termination Fee is, in accordance with Section 8.06(b) of the Merger Agreement, due and owing by Parent (a “Qualifying Termination”)), and (iii) the date following ninety (90) days from the date of a Qualifying Termination if the Company has not presented a written claim for payment of the Guaranteed Obligation to any Guarantor by such date.

The descriptions of the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibits F, G, H, I and J, respectively, and are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended deleting the entirety of the fifth paragraph thereunder, which referred to the beneficial ownership of the Shares by Mr. James Zhong Hua Feng.

CUSIP No. 009411109	Page 11 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Merger Agreement, the Rollover Agreement, the Voting Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated October 9, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of AirMedia Group Inc., to the board of directors of AirMedia Group Inc.

C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

D**	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu

E**	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu

F	Agreement and Plan of Merger, dated September 29, 2015, among AirMedia Holdings Ltd., AirMedia Merger Company Limited, and AirMedia Group Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 30, 2015)

G	Rollover Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

H	Voting Agreement, dated September 29, 2015, among AirMedia Holdings Ltd., Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu and Mambo Fiesta Limited

I	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to AirMedia Holdings Ltd. and AirMedia Merger Company Limited, dated as of September 29, 2015

CUSIP No. 009411109	Page 12 of 13 Pages

J	Limited Guarantee by Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited in favor of AirMedia Group Inc., dated as of September 29, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 30, 2015).

*	Filed with the Original Schedule 13D.
**	Filed with Amendment No. 1 to the Original Schedule 13D.

CUSIP No. 009411109	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director